EXHIBIT 99.2

ANNUAL MEETING OF SHAREHOLDERS OF

MOGO INC.

REPORT OF VOTING RESULTS

VIA SEDAR

June 27, 2023

All Provinces and Territories of Canada

The Toronto Stock Exchange

Re: Mogo Inc. (the "Company") Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the matters voted upon and the outcome of the votes at the Company's Annual General Meeting of Shareholders held on June 27, 2023 are as follows:

1. Election of Directors

The following directors were elected to the board of directors of the Company to hold office until the next annual general meeting of the Company or until their earlier resignation or appointment or election of their successors:

David Feller

Gregory Feller

Michael Wekerle

Christopher Payne

Kees Van Winters

Kristin McAlister

Details of the vote are as follows:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Feller	17,498,435	90.09%	1,925,823	9.91%
Gregory Feller	17,230,270	88.70%	2,193,988	11.30%
Michael Wekerle	15,604,398	80.33%	3,819,860	19.67%
Christopher Payne	15,906,961	81.89%	3,517,297	18.11%
Kees Van Winters	17,599,378	90.61%	1,824,880	9.39%
Kristin McAlister	17,644,239	90.84%	1,780,019	9.16%

2. Re-appointment of Auditor

KPMG LLP were re-appointed as auditor of the Company until the next annual general meeting of shareholders of the Company at remuneration to be fixed by the Company's board of directors.

Details of the vote are as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
25,602,354	99.11%	228,944	0.89%

3. Consolidation Resolution

A special resolution authorizing the board of directors of the Company (the "Board") to effect a consolidation of all of the issued and outstanding common shares of the Company on the basis of a consolidation ratio, to be determined by the Board, of up to four (4) pre-consolidation common shares for one (1) post-consolidation common share, effective as at the discretion of the Board, provided that the effective date shall be before July 1, 2025, was passed by the shareholders of the Company.

Details of the vote are as follows:

Votes For	% Votes For	Votes Against	% Votes Against
24,120,907	93.38%	1,710,389	6.62%

DATED June 27, 2023.

MOGO INC.

(signed) “David Feller”

David Feller

Chief Executive Officer